July 19, 2011

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:       ING Equity Trust

(File Nos. 333-56881; 811-8817)

Dear Mr. Thompson:

This letter responds to comments provided to Belinda Johnson on or about July 13, 2011, for Post-Effective Amendment No. 107 filed on or about May 27, 2011, to the Registration Statement on Form N-1A for ING Equity Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

ING Equity Dividend Fund

1.

Comment:

The Staff requested explanation as to why there is no line item for Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses Table considering the Fund is allowed to invest in other investment companies.

Response:

The Acquired Fund Fees and Expenses for this Fund are less than 0.01% of average net assets of the Fund. The Fund included these fees and expenses under the Other Expenses line item pursuant to Form N-1A, Item 3(f)(i).

2.

Comment:

The Staff requested that the Footnotes to the Annual Fund Operating Expenses be removed.

Response:

The Registrant appreciates the comment, but believes that because the information are material information that affects the information disclosed in the table Form N-1A, Item 3, Instructions 3(d)(ii) and 6(a) allows such disclosures.

ING MidCap Opportunities Fund

3.

Comment:

The Staff requested that the Registrant review the disclosure related to derivatives for adequacy.

Response:

The Registrant has reviewed the disclosure and believes it to be adequate.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

September 22, 2010

More Information about the Funds

4.

Comment:

The Staff commented that the Registrant should provide the complete description of the Funds’ principal investment strategies under the section heading “Additional Information about Principal Investment Strategies” and not in the summary prospectus per Item 9(b).  .

Response:

The Registrant does not always include two separate versions of its principal investment strategies: Item 4(a) (summarized) version and Item 9(b) (detailed) version.  Instead, the Registrant may choose to provide all required information in the section entitled “Principal Investment Strategies” in the summary prospectus without repeating it in the statutory section of the prospectus.  The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b).  The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”  This presentation is also consistent with the Registrant’s previous disclosure of this information and is followed by other funds in the industry.

Statement of Additional Information – ING Equity Dividend Fund

5.

Comment:

The Staff requested that the Registrant include additional disclosure to the Funds’ Fundamental Investment Restriction regarding concentration exception (a) that obligations referenced to any state or territory of the United States be only tax-exempt securities.

Response:

The Registrant has revised the disclosure to include the requested information.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

________________________

Paul A. Caldarelli

Vice President and Senior Counsel

ING U.S. Legal Services

Attachment

cc:

Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Philip H. Newman, Esq.

Goodwin Procter, LLP

ATTACHMENT A

July 19, 2011

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:       ING Equity Trust

(File Nos. 333-56881; 811-8817)

Dear Mr. Thompson:

ING Equity Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

_______________________

Huey P. Falgout, Jr.

Chief Counsel

ING U.S. Legal Services

Attachments

cc:

Philip H. Newman, Esq.

Goodwin Procter, LLP